Filed with the SEC on May 29, 2001



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549




                               AMENDMENT NO. 1 TO
                                   FORM 10-SB


              GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
                                BUSINESS ISSUERS

        Under Section 12(b) or (g) of the Securities Exchange Act of 1934



                                  TEN STIX INC.
                  --------------------------------------------
                 (Name of Small Business Issuer in its charter)

                                State of Colorado
          ------------------------------------------------------------
         (State or other jurisdiction of incorporation or organization)

                                   84-1351184
                       ----------------------------------
                      (I.R.S. Employer Identification No.)


                              3101 Riverside Drive
                          Idaho Springs, Colorado 80452
                     --------------------------------------
                    (Address of Principal Executive Offices)

                                 (303) 567.0163
                            -------------------------
                           (Issuer's telephone number)


Securities to be registered pursuant to Section 12(b) of the Act: NONE

Securities to be registered pursuant to Section 12(g) of the Act: COMMON STOCK, $.001 PAR VALUE

                                TABLE OF CONTENTS

PART I                                                                      Page

Item 1.  Description of Business. . . . . . . . . . . . . . . . . . . . . .  3

Item 2.  Management's Discussion and Analysis or Plan of Operation. . . . .  15

Item 3.  Description of Property. . . . . . . . . . . . . . . . . . . . . .  19

Item 4.  Security Ownership of Certain Beneficial Owners
         and Management . . . . . . . . . . . . . . . . . . . . . . . . . .  19

Item 5.  Directors, Executive Officers, Promoters and Control Persons . . .  20

Item 6.  Executive Compensation . . . . . . . . . . . . . . . . . . . . . .  21

Item 7.  Certain Relationships and Related Transactions . . . . . . . . . .  22

Item 8.  Description of Securities. . . . . . . . . . . . . . . . . . . . .  23


PART II

Item 1.  Market Price and Dividends on the Registrant's Common
         Equity and Other Shareholder Matters . . . . . . . . . . . . . . .  24

Item 2.  Legal Proceedings. . . . . . . . . . . . . . . . . . . . . . . . .  25

Item 3.  Changes in and Disagreements with Accountants on
         Accounting and Financial Disclosure. . . . . . . . . . . . . . . .  26

Item 4.  Recent Sales of Unregistered Securities. . . . . . . . . . . . . .  27

Item 5.  Indemnification of Directors and Officers. . . . . . . . . . . . .  30

Item 6.  Financial Statements . . . . . . . . . . . . . . . . . . . . . . .  31


PART III

Item 1.  Index to Exhibits. . . . . . . . . . . . . . . . . . . . . . . . .  31

Item 2.  Description of Exhibits. . . . . . . . . . . . . . . . . . . . . .  31

PART I

     As used in this Registration Statement, the term "Company" refers to Ten Stix Inc., a Colorado corporation.

ITEM 1. DESCRIPTION OF BUSINESS.

BUSINESS DEVELOPMENT AND ORGANIZATION

     Ten Stix Inc. was incorporated on January 10, 1996 under the laws of the State of Colorado to engage in the design, development and marketing of unique card games, of which some are derived from Native American heritage, and other gaming products for the gaming industry. The Company named itself "Ten Stix" based on its most popular and creative product known as "Ten Stix 21". The Company has designed and developed certain card games, which are currently being marketed to casinos located in the States of California, Colorado, Kansas, New Mexico, Nevada, South Dakota and Wisconsin.

     The Company's principal executive offices are located at 3101 Riverside Drive, Idaho Springs, Colorado 80542. Its telephone number is (303) 567.0163 and its facsimile number is (303) 567.0163.


     As of the date of this Registration Statement, the Company has generated little revenues. Since inception, the Company has incurred approximately $56,250 associated with research and development expenses relating to the design and development of the Company's gaming products. The Company's auditors, Comiskey & Company, have expressed doubt about the Company's ability to continue as a going concern, as evidenced in the auditor's report to the Financial Statements.


GENERAL INDUSTRY OVERVIEW

     The Company is engaged in the design, development and marketing of unique card games and other gaming products for the gaming industry. Management of the Company recognized the proliferation of gaming casinos, including casinos on Indian reservations, in the United States and particularly in the southwestern states. Based upon extensive research, management determined that although Native American Indians had been playing games and gambling throughout recorded history, there were no actual Native American Indian games available in casinos. Management concluded that versions of "stick games" were the most commonly played among the different nations of the Native American Indians and that these games could be adapted to modern day gambling.

     The gaming industry is highly fragmented and characterized by a large degree of competition among a large number of participants. Management believes that there are over 8,000 legal table games available in casinos in the United States; however, there are only five highly successful specialty games available in these casinos. Management believes that the gaming industry is ripe for new table games and further believes that its table games, some of which are derived from Native American heritage, offer a new source of revenue for the gaming industry. During 1996 through 2000, management of the Company has identified the specialty games market, developed, tested and installed its games in casinos, aligned itself with table game manufacturers, and filed for patents, copyrights and trademarks on its products.

     Casino gaming in the State of Colorado is primarily restricted to the three towns of Blackhawk, Central City and Cripple Creek, and two Native American gaming facilities located in the southwest corner of the state. The Blackhawk and Central City markets primarily attract drive-in or "day trip" customers from such key population centers as Denver, Boulder, Fort Collins, and Golden, Colorado, and Cheyenne, Wyoming. These population centers are located within a

100-mile radius of Blackhawk and Central City. Gaming revenues generated in the Blackhawk and Central City markets have increased from approximately $173,703,259 and $69,701,708, respectively, in 1994, the second year of gaming operations, to approximately $354,913,835 and $73,793,917, respectively, in 1999.

     According to the Colorado Gaming Commission, the Colorado gaming industry's adjusted gross proceeds have grown from approximately $325,684,641 in 1994 to approximately $551,319,150 in 1999. Management of the Company believes that the Colorado market offers significant marketing opportunities for card games in the gaming establishments. The Company's strategy focuses on the marketing of its gaming products within the State of Colorado and elsewhere, to increase revenues and earnings through its marketing efforts, and to strengthen its operational efficiencies.


PRODUCTS AND CURRENT STATUS

     The Company designs, develops and markets a line of card games and other gaming products for the gaming industry. Both the Ten Stix 21 and Shotgun 21 card games utilize an electronics system that was designed and developed by the Company and which provides, among other things, the managers of casinos with an accounting system allowing for real-time win/loss statistics. The basic unit hardware is the same for the two card games, although the Shotgun 21 electronics system has certain modifications and will perform more sophisticated functions.

     Ten Stix 21


     The Company, through its founders and officers/directors, Messrs. Thomas Sawyer and Tony Cranford, has completed the design and development of its first gaming product called "Ten Stix 21". Ten Stix 21 is a Class II (i.e., a game where the players bank all funds and the casino takes a fee for the use of the game) and a Class III game (i.e., a game where the casino banks all funds and takes all the risk in the outcome of the game). The difference between a Class II and a Class III game is generally that in a Class II game the casino does not act as the bank and merely takes a percentage override or an hourly fee, i.e., the casino does not lease or win any money from the card hands because the players take turns putting up the bank and thus assuming the risk of loss. Management believes that no marketing advantages exist relating to classification of a game as either a Class II or a Class II game. Ten Stix 21 can be classified as both a Class II and a Class III game because it is based and played as a blackjack bonus system. If a casino plays Class II games, Ten Stix 21 will be classified as a Class II game. If a casino plays Class III games, Ten Stix 21 will then be classified as a Class III game. Management believes that Ten Stix 21 will primarily be marketed and used in casinos playing Class III games. Management further believes, however, that utilization of both classifications for Ten Stix 21 provides an advantage because of the potential increase in the number of casinos to which Ten Stix 21 may be marketed.

     Ten Stix 21 is played on a Blackjack table with a special layout. Seven positions are used around the table together with a six-deck shoe. The game is played like Blackjack, however, the object is not only to win wagers but also to collect ten Stix cards for a bonus prize. When a player is dealt a Stix card, the player can either count it as 10 points and keep playing or trade it in to the dealer and get the next card out of the shoe. There is an electronic tracking system for each player position for the number of Ten Stix they have collected, and Stix may not be transferred between these positions or tables. When a player leaves the table, the player looses the Stix that they had accumulated.

     Management believes that a player's excitement and interest in playing Tex Stix 21 increases depending upon the different prizes being offered by the casinos and the player's respective wagers. When a player has accumulated only one or two Stix compared to a player who has accumulated eight or nine Stix, the player strategies vary creating an exciting and challenging game for all involved.


     The electronic system used in conjunction with Ten Stix 21 is comprised of a "Ten Stix 21" sign, a dealer control box and seven player boxes. It is an accounting system that awards prizes. When a player receives a "stix" card, he has the opportunity to play the card or trade it to the dealer for a "ten stix light". The object of the game is for the player to win his blackjack wagers and build up ten stix lights to receive a bonus prize. Each time a player receives a stix light, the dealer uses the control box and turns on one of lights. When the player receives the tenth stix light, the player gets to electronically spin for their prize. When activated from the dealer's control box, the player pushes the button on their box, which randomly spins and stops on the winning prize.

     A Ten Stix 21 sign is set up with adjustable prize amounts. The electronic system is then operated by placing a small box in front of the player's seat. The box has ten stix lights together with a spin button. The dealer turns on the respective player's stix lights to add or subtract lights as necessary. When a player leaves the table, all stix lights are taken away and the next player starts at zero.


     Management of the Company believes that the basic odds of Blackjack change very little for the casino that is offering Ten Stix 21. The casino that offers Ten Stix 21 at their tables benefits because the players tend to spend more money at the tables to collect Stix, even if the cards are not running in their favor. Management believes that casinos have determined that it is difficult for a player to walk away from a table when that player has already invested in collecting a group of Stix.

     The casinos can change the prizes daily to stimulate more play on slower days, such as offering larger prizes on weekdays than on weekends. The variations for the casinos are innumerable, including linking tables together in a pit for an even bigger prize. Management believes that the variations in offering Tex Stix 21 are numerous when used by the casinos.


     As of the date of this Registration Statement, the Company has not generated any revenues from the distribution and sale of Ten Stix 21. Management anticipates that the Company will commence generating revenues from the distribution and sale of Ten Stix 21 by approximately October 1, 2001 based on certain factors including, but not limited to, the (i) timing of installation of the electronic system, (ii) determination by management of those states in which to market Ten Stix 21, (iii) commencement of such marketing, and (iv) introduction of Ten Stix 21 at trade shows. See " - Customers and Marketing". Moreover, management is considering changing the name of Ten Stix 21 to "Ten to Win" to attract a broader market within the gaming industry.

     Bet the House

     Prior to the Company's incorporation, Mr. Tony Cranford created and designed a card game called "Bet the House". Bet the House is a Class III game in which the player can play regular blackjack or place side bets on the outcome of the dealer's hand, i.e. how many cards the dealer ends up with, if the dealer's hand is an even or odd number, or if the dealer's hand is all red or all black. It is played together with a table that is similar to a roulette game table, which is placed next to the blackjack betting spot. This is where the player places the side bets. As of the date of this Registration Statement, Bet the House has been approved by the Gaming Control Board in the State of Nevada for distribution and operation.

     On approximately October 16, 2000, Mr. Cranford filed a provisional patent application with the United States Patent and Trademark Office, application number 60/240.091, for protection of Bet the House. As of the date of this Registration Statement, the U.S. Patent and Trademark Office has not issued a patent on Bet the House. See "Item 1. Business - Patents, Copyrights and Trademarks".


     Pursuant to an assignment agreement between the Company and Mr. Cranford dated January 19, 2001 (the "Cranford Assignment Agreement"), Mr. Cranford assigned all of his right, title and interest in Bet the House, including his rights to the provisional patent application no. 60/240.091, to the Company. In accordance with the terms and provisions of the Cranford Assignment Agreement, the Company agreed to pay Mr. Cranford (i) for a period of six months a monthly royalty fee of $175.00 for each Bet the House game that the Company leases to a third party during the six month period, and (ii) an aggregate purchase price of either (a) an amount to be calculated by multiplying the average monthly gross revenues generated by the Company for each Bet the House game leased during the six month period by three (3), or (b) $30,000, whichever is greater. The terms of Cranford Assignment Agreement further provide that such aggregate purchase price may be paid by the Company to Mr. Cranford on a monthly basis or in one aggregate payment, with such aggregate purchase price to be paid in full no later than March 31, 2002. See "Item 2. Management's Discussion and Analysis or Plan of Operation - Material Commitments" and "Item 7. Certain Relationships and Related Transactions."

     As of the date of this Registration Statement, the Company has not generated any revenues from the sale or distribution of Bet the House. Management anticipates that the Company will commence generating revenues from the distribution and sale of Bet the House by approximately April 2001 based on certain factors including, but not limited to, the (i) determination by management of those states in which to market Bet the House, (ii) commencement of such marketing, and (iii) introduction of Bet the House at trade shows. See "
- Customers and Marketing".


     Shotgun 21

     The Company is currently in the process of completing the design and development of a card game called "Shotgun 21". Shotgun 21 is a Class III game and is also similar to Blackjack with two separate hand betting fields per player and bonus prizes, which encourage extended play. Management of the Company believes that Shotgun 21 presents the most sophisticated electronics available to the table game industry and provides, among other things, an accounting system allowing for real-time win/loss statistics.


         The electronic system used in conjunction with Shotgun 21 is comprised of a dealer control box, a special layout or table top and six sensors. Players play blackjack in the betting spaces that are set up like the barrels of a shotgun with sensors on the top of the sight. The player places his wager(s) in one or two of these circles. In addition, the player may wager an extra dollar by placing it his sensor. At the beginning of each game, the dealer pushes a start button on the dealer control box. This activates the sensors and shows on the dealer control box whether or not a player made the extra dollar wager. At the same time, the electronic system picks a dollar prize amount (within predetermined parameters) and a card. Players who wagered the extra dollar have an opportunity to win a portion of the selected dollar prize if their first two cards match the card that has been chosen by the electronic system.


     As currently being designed and developed, Shotgun 21 will contain eight languages, twelve different money conversions, calculate its own royalty obligations, have remote shut down for non-payment of royalties, and can compute prizes by linking tables within a casino and among tables at other local casinos. Management believes that the characteristics of Shotgun 21 ultimately will expand game interest.

     As of the date of this Registration Statement, management of the Company has made a strategic business decision to hold introduction of Shotgun 21 into the marketplace until the patent infringement case brought against the Company and others, alleging the Company's product Shotgun 21 infringes upon certain existing patents, is resolved. The Company reached a settlement agreement pursuant to which it was dismissed from the suit and which requires the Company to pay approximately $250.00 per table as a royalty fee based upon the use and rental of Shotgun 21 by casinos. The Company has no further liability in the suit in accordance with the settlement agreement.

     As of the date of this Registration Statement, the litigation is still pending. Management of the Company has been advised that if the remaining defendants are successful, such success could have a beneficial effect on the Company and the Company would not be required to pay any further royalty fees on the use and rental of Shotgun 21. Management of the Company has been further advised, however, that if the plaintiff is successful, such outcome would have no adverse effect on the Company. See "Part II. Item 2. Legal Proceedings."

     Ten Stix Video

     The Company has designed and developed a video version game of Ten Six 21 called the "Ten Stix Video" for use in slot machines. In the Ten Stix Video, the player accumulates bonus points as the slot machine is played until a total of ten points are reached. The slot machine then pays an additional "bonus jackpot". Management believes that the attraction for the player is the bonus for staying at the slot machine and a sense of competition in attempting to race to get the ten points. Management further believes that the attraction for the casino is having constant play on a slot machine utilizing the Ten Stix video game. As of the date of this Registration Statement, the Company has completed testing the Ten Stix Video in several slot machines located in casinos in the State of California.

     The Company is also designing and developing Ten Stix pull tabs, which will generally follow the same format as the Ten Stix card game.

     Other Products

     The principals of the Company have recently assigned certain rights in gaming products to the Company. As of the date of this Registration Statement, the Company has the rights to distribute and market certain gaming products. See "Item 1. Description of Business - Customers and Marketing" and "Item 7. Certain Relationships and Related Transactions".

     Bonus 6. The Company has the distributorship rights to market a card game called "Bonus 6". Bonus 6 is a Class III game and is a five-card stud game. Bonus 6 requires that the players pay a fee, which gives the player a second chance to win. If the player does not have a winning hand that starts at a pair of 6s or better, the player may then buy a sixth card to possibly turn a loosing hand into a winning hand.


     Prior to the Company's incorporation, Mr. Thomas Sawyer together with other individuals created and designed a card game called "Bonus 6". On approximately October 13, 1997, the board of directors of the Company held a special meeting in which it was decided that the Company was not interested in acquiring or marketing Bonus 6. Therefore, Mr. Sawyer in his individual capacity entered into a distribution agreement with Tom Perkins, the owner of Bonus 6, for the distribution rights of Bonus 6 (the "Distribution Agreement"). Pursuant to the terms of the Distribution Agreement, Mr. Sawyer was responsible for all marketing costs and received 35% of gross revenues generated from the sale of Bonus 6 to casinos. Mr. Sawyer individually proceeded to market and distribute Bonus 6 to casinos located within Colorado. During fiscal years 1999 and 2000, the income generated by Mr. Sawyer from the marketing and sale of the Bonus 6 game to casinos in Colorado were approximately $21,900, respectively.


     Therefore, the Company and Mr. Sawyer entered into an assignment agreement dated December 28, 2000 (the "Sawyer Assignment Agreement") in which (i) Mr. Sawyer agreed to gift and grant to the Company his distribution rights under the Distribution Agreement to market and distribute Bonus 6 within the United States, excluding the State of Colorado, and (ii) the Company agreed to assume Mr. Sawyer's obligations under the Distribution Agreement as such obligations pertain to the marketing and distribution of Bonus 6 within the United States, excluding the State of Colorado. See "Item 7. Certain Transactions and Related Parties."


     As of the date of this Registration Statement, the Company has not generated any revenues from its distribution rights in connection with the marketing of Bonus 6. Management anticipates that the Company will commence generating revenues by approximately May 2001 from the distribution of Bonus 6 based on certain factors including, but not limited to, the (i) determination by management of those states in which to market Bonus 6, (ii) commencement of such marketing, and (iii) introduction of Bonus 6 at trade shows. See " - Customers and Marketing".


     Push Your Luck. The Company has the distributorship rights to market a card game called "Push Your Luck". Push Your Luck is a Class III game in which the player is provided with optional betting on pushes.

     On approximately November 13, 2000, the Company and Long Games, Inc. ("Long Games") entered into an agreement in which Long Games agreed to grant to the Company non-exclusive distributorship and representation rights to its patented card game known as "Push Your Luck". The provisions further provide that Long Games will pay to the Company at least 40% of all leased revenues derived from the "Push Your Luck" game distributed and sold by the Company.

     As of the date of this Registration Statement, the Company has not derived any revenues from the distribution and sale of the Push Your Luck card games. Management anticipates that by approximately September 2001, the Company will commence generation of revenues from such sales based on certain factors including, but not limited to, the (i) determination by management of those states in which to market Push Your Luck, (ii) commencement of such marketing, and (iii) introduction of Push Your Luck at trade shows. See " - Customers and Marketing".


     Catalina Dice. The Company also has the distributorship rights to market a patented table game called "Catalina Dice". Catalina Dice is a Class III game which is a version of craps.


     On approximately November 13, 2000, the Company entered into an agreement with John P. Bonito, the owner of Catalina Dice (the "Catalina Dice Agreement") in which the Company was granted non-exclusive distributorship and representation rights to Catalina Dice. The provisions of the Catalina Dice Agreement further provide that Catalina Dice will pay to the Company (i) an amount equal to 40% of all revenues generated from the lease of Catalina Dice in which the Company sold, trained and installed Catalina Dice; and (ii) an amount equal to 25% of all revenues generated from the lease of Catalina Dice which were derived from contracts made by the Company. As of the date of this Registration Statement, the Company has not derived any revenues from the distribution and lease of Catalina Dice. Management anticipates that by approximately August 1, 2001, the Company will commence generation of such revenues based on certain factors including, but not limited to, the (i) determination by management of those states in which to market Catalina Dice,
(ii) commencement of such marketing, and (iii) introduction of Catalina Dice at trade shows. See " - Customers and Marketing".


CONTRACTUAL RELATIONS


     Legal Proceedings


     The Company, BCD Mecanique Ltd. ("BCD"), DEQ Casinos, Ltd. ("DEQ") and Amusements "Extra" Inc. ("AEI") entered into a memorandum of agreement dated July 5, 1997 (the "Memorandum Agreement") whereby (i) BCD waived all of its rights and possible recourse against the Company regarding any possible patent infringement of BCD's inventions through the manufacture, use, operation, sale and/or lease by the Company of the Ten Stix 21 and Shotgun 21 gaming products,
(ii) BCD agreed to allow the Company to continue to manufacture, use, operate, sell and/or lease the Company's products, (iii) the Company granted to BCD, DEQ and AEI a world-wide, non-exclusive, royalty-free license right to make, operate, use, manufacture, distribute and sell products encompassing the Company's inventions in any of BCD's present or future products, and (iv) DEQ generally agreed to manufacture the electronic systems for the Company to be used in the Ten Stix 21 and Shotgun 21 gaming products.

     On September 23, 1998, the Company and BCD entered into a letter of understanding which modified the Memorandum Agreement whereby (i) the Company assigned to BCD ownership of the International Patent Application in all countries except for the United States of America, (ii) the Company will remain the owner of patent rights with respect to all aspects of the invention as claimed in the Continuation-in-Part patent application; (iii) BCD granted to the Company the right to use in Ten Stix 21 any such features contained in the International Patent Application, (iv) in the event Ten Stix 21 is not in the format described in the Memorandum Agreement, the Company agreed to pay BCD a royalty fee of $175.00 per table for use of such features, and (v) the Company agreed that BCD, DEQ and AEI shall have the right to use the Company's inventions as described in the Memorandum Agreement along with any improvements and/or additions contained in the Continuation-in-Part patent application. See "Part I. Item 1. Description of Business - Patents, Copyrights and Trademarks" and "Part II. Item 2. Legal Proceedings."

     The Company filed a patent application with the United States Department of Commerce, Patent and Trademark Office for patent protection of its "lighting" invention (the "Patent Application"). If granted, the Company thereafter would be required to file numerous international patent applications in countries around the world in which the Company wanted protection of its inventions. Therefore, the Company agreed to allow BCD to file for such international patents, including in the United States, that relate to the "lighting" protection for Ten Stix 21 and Shotgun 21. Pursuant to the letter of understanding dated September 23, 1998 between the Company and BCD, the Company assigned to BCD ownership of the Patent Application in all countries except for the United States. The letter of understanding further provides that if the Company does not receive the U.S. lighting patent and BCD does receive such patent protection from the U.S., BCD would allow the Company to have exclusive rights to such lighting patent in the United States.

     Therefore, based upon resolution of the above-described lawsuit, the Company and Progressive Games, Inc., the parent company of the above-referenced entities ("PGI") entered into a license agreement dated September 23, 1998 (the "License Agreement") in which (i) PGI granted to the Company the non-exclusive right and license under any of PGI's patents to have manufactured, use and lease a jackpot component as an additional feature for the casino table game Shotgun 21 in the states of Colorado, New Mexico and Nevada, (ii) the Company agreed to pay PGI a minimum monthly license fee of $250.00 for each game table with a licensed jackpot component distributed and operationally installed by the Company, and (iii) the Company agreed to pay PGI an additional fee of 60% of any amounts charged monthly by the Company in excess of $1,200. As of the date of this Registration Statement, both the Company and PGI have fulfilled their respective duties and obligations under the License Agreement.


CUSTOMERS AND MARKETING

     Customers

     The Company anticipates marketing its gaming products to casinos located within the States of California, Colorado, Kansas, New Mexico, Nevada, South Dakota and Wisconsin. As of the date of this Registration Statement, contract proposals with approximately six casinos are pending. Customers for the Company's gaming products are primarily casinos. The Company's current market concentration has been in the State of Colorado due to existing relationships with certain clients. Management's primary objective is to continue to successfully penetrate the Colorado market, and by approximately June 2001 further its penetration in the marketplaces of the States of New Mexico, Nevada, South Dakota and Wisconsin and strengthen its marketing campaign in the States of California.


     During fiscal year ended December 31, 1999, the Company generated $1,176 in gross revenues; during the fiscal year ended December 31, 2000, the Company did not generate any revenues from the lease and/or sale of its products. During fiscal year 1999, the Company received revenues from the lease of one of its products, Hold'em 88, to casinos located in Colorado. However, changes in Colorado's rules and regulations during 1999 pertaining to the gaming industry resulted in the legalization of many other different types of games. Thus, since Hold'em 88 had originally been designed in accordance with Colorado's prior rules and regulations, it had a distinct market disadvantage when other gaming products were legalized. Hold'em 88 was replaced with other gaming products by casinos in Colorado. Therefore, the Company did not generate any revenues from the lease or sale of its products during fiscal year 2000, but focused on the design and development of its other gaming products.

     Products

     There are two types of gaming products that the Company has designed and either currently distributes and markets or will distribute and market. One type of gaming product is the "table game with electronics". Management believes that the table game using an electronic system, such as Ten Stix 21 and Shotgun 21, will generally be leased by casinos on a monthly basis at the rate of approximately $600.00 and $800.00, respectively. However, in the alternative, Ten Stix 21 and Shotgun 21 can be purchased by a casino at the approximate price of $5,000.00, plus royalty fee, and $10,000.00, plus royalty fee, respectively.

     The other type of gaming product is a "layout game". The layout game is a table game utilizing a tablecover or layout with no electronic system. Management believes that the layout games will typically be leased on a monthly basis at approximately $400.00 per month.

     In general, the marketing of Ten Stix 21 and the Company's other gaming products will involve implementation of either a sales agreement or a leasing arrangement with a third party.

     The Company's gaming products may be subject to approval by state regulatory agencies prior to distribution and marketing the games. State regulations vary regarding which gaming products may be played in that respective state. In general, the Company is required to apply to the respective state regulatory agency for verification that the game is legal under the state's laws and for approval to distribute and market such game. Management believes that in general such approvals are rarely denied by the respective state regulatory agencies, unless the particular game is not legal in that state. See " - State Gaming Regulation/Federal Legislation" The table below identifies and lists each of the Company's gaming products, the applicability of state regulatory requirements in each state where the Company is or will be distributing and marketing the respective game, and the current status of the regulatory process.


--------------------------------------------------------------------------------------------------------
                                                              States and Status of
Gaming Product                                                Regulatory Approval
--------------------------------------------------------------------------------------------------------
                           CA       CO       KN          NM         NV           SD            WI

Ten Stix 21               (1)               (3)          (1)      (2)           (3)          Pending
                                                                                             Approval (4)
--------------------------------------------------------------------------------------------------------
                                    (5)
ShotGun 21                (1)     Pending   (3)          (1)      (2)           (3)          Not Legal
                                  Approval
--------------------------------------------------------------------------------------------------------

Bet the House             (1)       (3)   To be applied  (1)      (2)           (3)          Not Legal
                                          Within 60 days
--------------------------------------------------------------------------------------------------------
                                               (6)
Bonus 6                   (1)    Approved  Pending       (1)      (2)          Approved      Not Legal
                                           Approval
--------------------------------------------------------------------------------------------------------

Push Your Luck           (1)        (3)     (3)          (1)      (2)           (3)          Not Legal
--------------------------------------------------------------------------------------------------------

Hold'em 88               (1)        (3)     (3)          (3)      (1)          Approved      Not Legal
--------------------------------------------------------------------------------------------------------

Catalina Dice      Not legal        (3)     (3)          (3)      (1)           (2)          Not Legal
--------------------------------------------------------------------------------------------------------

(1) As of the date of this Registration Statement, neither the State of California nor New Mexico has any rules or regulations regarding licensing of the Company's gaming products. Therefore, all of the Company's gaming products, with the exception of Catalina Dice, can be played in the State of California and New Mexico without state regulatory approval. Dice and roulette games, such as Catalina Dice, are not legal in California.

(2) As of the date of this Registration Statement, the State of Nevada has rules and regulations which provide that the gaming products of the Company may be distributed and marketed without prior licensing but with state approval.

(3) As of the date of this Registration Statement, management of the Company has not pursued applications for approval and/or licensing.

(4) In the State of Wisconsin, management believes that state regulatory approval will be obtained by approximately September 2001.

(5) In the State of Colorado, management believes that state regulatory approval will be obtained by approximately October 2001.

(6) In the State of Kansas, management believes that state regulatory approval will be obtained by approximately June 2001.

 -------------------------------------------------------------------------------

     Marketing Strategy

     The Company intends to seek to capture market niches in the gaming industry within the States of California, Colorado, Mississippi, Nevada, New Mexico, South Dakota and Wisconsin. Although the Company's principal office is located within the State of Colorado, management believes that the market in Colorado is limited for the Company's gaming products. Therefore, management intends to move into the marketplaces of primary states such as New Mexico, Nevada, California, Kansas and Wisconsin. By fiscal year ended 2002, management intends to commence marketing its gaming products in foreign countries, such as Africa, Canada, South America, Caribbean Islands and Southeast Asia, which have legalized gaming.

     As of the date of this Registration Statement, the Company is currently focusing on marketing its gaming products within the States of Colorado, New Mexico, Nevada, California, Kansas and Wisconsin by (i) implementation of sales trips and contacts by independent commissioned representatives, (ii) use of direct mail, trade publications and press releases for advertising of the gaming products, and (iii) attendance and display of the gaming products at well-known gaming trade shows and/or conferences. The Company intends to market its gaming products through the use of direct sales and independent commissioned representatives. To aid in the marketing of its gaming products, the Company intends to utilize several marketing approaches including advertising in trade publications, submitting press releases, and continuing its participation in trade shows. The Company's services and gaming products are also electronically advertised on the Company's web page at www. Ten Stix.com.


     The Company will continue to emphasize use of press releases and independent commissioned representatives in its marketing efforts. Management currently anticipates that participation in trade shows, particularly the World Gaming Show, will be a significant source for marketing the Company's products. There are approximately six annual major trade shows that the Company participates in. This includes the largest show, the World Gaming Show, that is held annually in Las Vegas, Nevada during September/October. During the 2000 World Gaming Show, management anticipates that over 20,000 key gaming executives, casino managers and supervisors attended. The Company obtained approximately 80 leads and introductions for its various products from U.S. and international casinos. Management is currently negotiating with several of these contacts. The Company also maintained a booth at the Southern California Gaming Show held January 14/15, 2001 in Palm Springs, California. Management believes that the Southern California Gaming Show is very important to the Company due to the legalization of gaming on Native American reservations located in the State of California. Management intends to direct a significant portion of its marketing efforts toward market penetration in the States of Nevada, New Mexico and California, with continued emphasis on the State of Colorado.

     Marketing Restrictions



EMPLOYEES AND CONSULTANTS

     As of the date of this Registration Statement, the Company does not employ any persons on either a full-time or a part-time basis. The Company's President and Vice President are primarily responsible for all day-to-day operations of the Company. Other services, including sales representatives, will be generally provided by outsourcing and contractual arrangements. As the need arises and funds become available, management may seek to hire employees as necessary in the best interests of the Company.

STATE GAMING REGULATION/FEDERAL LEGISLATION


     State Gaming Regulation

     The Colorado Gaming Commission and similar commissions in other states have adopted general rules and regulations governing the operation of gaming establishments and/or governing stock ownership of and reporting by public companies engaged in gaming activities. The Colorado Gaming Commission's rules and regulations are extensive and any violations thereof could subject the Company's proposed operations to materially adverse consequences. The Company and its key personnel are required to hold various gaming licenses; their failure to obtain or retain a license could have a material adverse effect on the Company. Generally, the Colorado Gaming Commission has broad discretion in granting, renewing and revoking licenses. Gaming licenses and related approvals are deemed to be privileges under Colorado law, and no assurance can be given that any new license, permits or approvals that may be required in the future will be given or that existing ones will be renewed or will not be revoked. Regulatory changes or increases in applicable taxes or fees in Colorado could have a material adverse effect on the Company.

     The Company's gaming products may also be subject to approval by other state governmental authorities prior to distributing and marketing the games. State regulations vary regarding which gaming products may be played in that respective state and the betting limitations. As of the date of this Registration Statement, neither the State of New Mexico nor California have any rules or regulations applicable to the licensing of the Company's gaming products prior to distribution and marketing. Casinos in New Mexico or California are located on Native American reservations and therefore operate under state compacts. In the states which have adopted such rules or regulations, in general, the Company is required to apply to the respective state regulatory agency for verification that the game is legal under the state's laws and for approval to distribute and market such game. In connection with obtaining such a license, management believes that most state regulatory agencies require a background check on and approval of any shareholder owning over a five percent (5%) equity ownership interest before a license will be granted. See " - Customers and Marketing".

     Federal Legislation

     As of the date of this Registration Statement, the Company is not subject to existing federal governmental regulation, such as the Gambling Devices Act of 1962 and the Gambling Devices Transportation Act, which regulates the transportation of gaming devices within the United States. Any such legislation, if applicable, could have a material adverse effect on the Company's business or results of operation. Moreover, during 1996, President Clinton signed a bill creating the National Gambling Impact and Policy Commission, which conducted a comprehensive study of all matters relating to the economic and social impact of gaming in the United States. The legislation provided that the commission issue a report to the President and Congress containing its findings and conclusions. Any such commissions created under future federal legislation which recommend legislation and administrative actions regarding the gaming industry, if enacted into law, could adversely impact the gaming industry and have a material adverse effect on the Company's business or results of operation. Moreover, from time to time, certain federal legislators have proposed a federal tax on gaming revenues. Any such tax, if imposed, could also have a material adverse effect on the Company's business or results of operations.

PATENTS, COPYRIGHTS AND TRADEMARKS


     The Company's gaming products have or may have varying degrees of protection from issuance of patents, copyrights and trademarks. Management believes that certain of the Company's gaming products either have electronic systems that may be patented or a layout that may be copyrighted.

     Patent Application

     The Company filed a patent application with the United States Department of Commerce, Patent and Trademark Office for patent protection of its "lighting" invention (the "Patent Application"). Pursuant to the letter of understanding dated September 23, 1998 between the Company and BCD, the Company assigned to BCD ownership of the Patent Application in all countries except for the United States. The letter of understanding provides that if the Company does not receive the U.S. lighting patent and BCD does receive such patent protection from the U.S., BCD will allow the Company to have exclusive rights to such lighting patent in the United States. As of the date of this Registration Statement, management believes that by approximately September 2001, either the Company or BCD will receive notice regarding its application for "lighting" protection.

     Other Applications

     The Company has sought protection of its various products through application for trademark and copyright registration. In general, a "trademark" is a distinctive word, phrase, logo, graphic symbol or other device that is used to identify the source of a product and to distinguish a product from anyone else's. As a general rule, trademark law confers legal protection to names, logos and other marketing devices that are distinctive. The Company sought trademark protection of "Ten Stix 21" in order to identify its product in the marketplace to prevent consumer confusion and to protect the means it chose to identify its product against use by competitors.

     In general, a copyright gives the owner of a creative work the right to keep others from using the work without the owner's permission. In general, a creative work must meet three criteria to be protected by copyright: (i) it must be original; (ii) it must be fixed in a tangible medium of expression; and (iii) it must have at least some creativity, i.e. produced by an exercise of human intellect. The Company sought copyright protection of the table game design of "Ten Stix 21".


     The United States Department of Commerce, Patent and Trademark Office has issued to the Company a Certificate of Registration, No. 2,092,620, dated September 2, 1997 for the trademark "Ten Stix 21", which registration will remain in full force and effect for a period of ten years. Management of the Company must comply with certain rules and regulations pertaining to the issuance of such registration of the trademark. Such registration will be canceled after six years by the Commissioner of Patents and Trademarks unless, before the end of the sixth year following the date of September 2, 1997, management files an affidavit of continued use. Moreover, such registration will expire ten years following the date of September 2, 1997 unless management files an application for renewal of the registration. There is no assurance that the U.S. Patent and Trademark Office will grant such renewal of registration.

     The United States Copyright Office issued to the Company a Certificate of Registration dated January 29, 1996, which registration will remain in full force and effect for a period of twenty-one years. Such registration applies to the table game design of "Ten Stix 21".


     Management of the Company believes that the copyright and trademark protection for "Ten Stix 21" provides adequate protection for the game "Ten Stix 21". Even though such copyright and trademark for "Ten Stix 21" have been issued to the Company, there is no assurance that such copyright and trademark will not be attacked by third parties or that, if any such attack were made, it would not be successful. The costs in defending such copyright or trademark or prosecuting a copyright or trademark infringement action could be substantial. See "Item 4.

Legal Proceedings".


     As of the date of this Registration Statement, the Company has not obtained patent, copyright or trademark registrations for its other games. Mr. Tony Cranford applied to the U.S. Patent and Trademark Office for patent protection of Bet the House; however, as of the date of this Registration Statement, the Company has not received an order granting a patent. Management has received a provisional patent from the U.S. Patent and Trademark Office which is valid for a period of one year, and anticipates filing for a "method of play" patent by October 2001 regarding protection of Bet the House. In the event the patent application for protection of Bet the House is denied, management believes that a copyrighted layout would offer adequate protection. The Company applied to the U.S. Patent and Trademark Office for registration of "Hold'em 88"; however, on March 13, 1997, the Company was refused registration for such trademark on the basis that it was confusingly similar to the existing registered trademark of "88" for playing cards. At this time, management of the Company does not intend to appeal this finding.

     Although management believes that its other products may be patentable and intends to aggressively pursue obtaining such registrations, there can be no assurance that any such registrations will be issued. In the event such registrations were not issued, management believes that this would not adversely affect the operations of the Company due to the current market identification and portfolio of the Company's other products. As of the date of this Registration Statement, management has not taken any steps to apply for such protection of its other products and does not intend to take such steps until approximately February 2002. Therefore, until such time as a patent, copyright or trademark is issued for the Company's other products, the Company will not have the right to bring a patent, copyright or trademark infringement action against a third party which makes a product similar to the Company's.


COMPETITION


     The gaming industry is highly fragmented and characterized by a high degree of competition among a large number of participants. Ten Stix and other games of the Company will be competing with well-known, established and popular games in the gaming industry. Management believes that the five most successful specialty games in the united States are (i) "Let it Ride" owned by Shufflemaster, (ii) "Three Card Poker" owned by Shufflemaster, (iii) "Carribean Stud" owned by Mikohn, (iv) "Spanish 21" owned by Masgue Publishing, and (v) "War" owned by Bet Technology.


     Although management believes that sufficient demands exist in the gaming markets to support its operations, no assurance can be made to that effect nor can the Company ensure the current growth of the gaming industry in Colorado and other states.

     The Company will compete with other well-known games as well as other forms of gaming operations nationwide. Many jurisdictions may legalize various forms of gaming and wagering that may compete with the Company in the future, such as on-line computer gambling, bingo, pull tab games, card clubs, sports books, telephonic betting on horse racing and dog racing, state sponsored lotteries, video lottery terminals and video poker terminals. Ten Stix and other games of the Company may be integrated into these new forms of gaming and wagering, however, there is no assurance that the Company will be successful. See "Part 1. Description of Business - Risk Factors - Risk Factors Relating to the Gaming Industry."

RISK FACTORS

     The shares of the Company are highly speculative and involve an extremely high degree of risk. Shareholders of the Company should consider the following risk factors.

     Risk Factors Relating to the Company


     Recent Losses Incurred in Amounts of $57,887 and $54,789 in 2000 and 1999. The Company incurred recent losses in the amounts of $57,887 and $54,789 during fiscal years ended December 31, 2000 and 1999, respectively. These losses reflect, among other factors, expenses associated with research and development of the Company's products, capital solicitation costs associated with the private offerings of the Company's securities, selling, general and administrative and interest expenses. Such expenses, along with other expenses, will continue to increase until the Company attains profitable operations. There is no assurance that the Company will attain profitable operations.

     The Company has had limited sales of its products. Therefore, the Company does not have any prior substantial financial results upon which an assessment of the Company's potential for success may be based. Accordingly, the success of the Company will be in part dependent on management's ability to continue financing the business operations of the Company. The Company is subject to all the risks and uncertainties which are characteristic of a new business enterprise, including the problems, expenses and other difficulties typically encountered in the course of establishing markets and organizing and conducting operations. Moreover, the Company faces all of the risks specifically inherent in the type of business in which the Company engages including the overall success of gaming operations conducted and to be conducted at the casinos where the Company's products are available, changes in federal, state and local laws, rules and regulations which may adversely affect the gaming industry, and changed in consumer preferences for other entertainment alternatives. See " - Risk Factors Relating to the Gaming Industry".


     Accordingly, the success of the Company is dependent on management's ability to complete the development of and to market and distribute the Company's games and other products, which may be dependent on various factors that are beyond the control of the Company. The Company's operations are subject to significant business, economic, regulatory and competitive uncertainties and contingencies including, but not limited to, gaming taxes and regulations, desirability of casinos to offer the Company's games to its gaming visitors, and the ability to obtain necessary permits and licenses. In addition, other changes in legislation could increase tax or other burdens on the Company, which could have a material adverse effect on the operating results of the Company. There can be no assurance that the Company will be able to operate successfully or profitably.

     Company's Ability to Continue as a Going Concern. As of the date of this Registration Statement, there is uncertainty regarding the Company's ability to continue as a "going concern" as the Company has generated limited revenues from operations, has a working capital deficit and a stockholders' deficit. Therefore, the opinion of the Company's auditors, Comiskey & Company, P.C., has been qualified with respect to the Company's ability to continue as a "going concern".

     Although management believes that the Company will be able to continue and maintain its status as a "going concern" based on its future ability to raise additional capital from private investors, generate revenues and minimize operating expenses, there can be no assurance that the Company will be able to continue as a going concern. See "Financial Statements".

     There is a Liquidity Crisis and Need for Additional Financing. As of the date of this Registration Statement, the Company is experiencing a liquidity crisis and has not generated significant revenues from the sale of its products. The Company has financed itself primarily from advances from principal shareholders and raising additional capital from private investors. The continued development of the Company's products and expansion and operation of the Company's business is dependent upon its ability to obtain additional financing. Management believes that the Company may require up to $230,000 of additional financing to cover its operational expenses through fiscal year 2001. There can be no assurance, however, that the Company will be able to obtain financing from the sale of debt or equity instruments, bank loans or other sources on terms acceptable to the Company. If available, any additional equity financings may be dilutive to the Company's shareholders and any debt financing may contain further restrictive covenants and additional debt service requirements, which could adversely affect the Company's operations. See "Item
2. Management's Discussion and Analysis or Plan of Operation."


     Company Depends on Key Personnel. The Company is substantially dependent upon the personal efforts and abilities of its officers and directors, Thomas E. Sawyer and Tony A. Cranford. The loss of any of the Company's officers or directors could be detrimental to the operations of the Company and have a materially adverse affect on the Company's ability to operate successfully. The Company does not maintain "key man" life insurance on either Messrs. Sawyer or Cranford. If either Mr. Sawyer or Mr. Cranford were to be unavailable for any reason, there can be no assurance that the Company would be able to employ a qualified person or persons on terms suitable to the Company. Moreover, individuals involved in the gaming industry generally must be licensed by the Colorado Gaming Commission and key employees must undergo an extensive background check to determine suitability. There can be no assurance that such personnel will be deemed suitable for licensing.

     The Company's current officers and directors do not engage in other businesses for their own account. They devote their full time to the affairs of the Company.

     Company May Need Qualified Employees. The success of the Company may be dependent upon its ability to attract and retain qualified marketing and production personnel, either by contractual outsourcing or hiring of employees. The Company may have to compete with other larger companies for such personnel, and there can be no assurance that the Company will be able to attract or retain such qualified personnel.

     Reliance on Single Market. The Company is generally dependent upon casinos within the southwestern United States for its revenue. Although management believes that the number of casinos will continue to increase, there can be no assurance of that growth. The Company currently does not intend to have operations other than creation and development of its games and other products for the gaming industry. Because the Company will be dependent upon a single market, the gaming industry, for its revenue, it will consequently be subject to greater risks than a more diversified company. Such risks include, but are not limited to, local economic and competitive conditions and changes in local government regulation pertaining to the gaming industry, Any decline in the number of casinos within the gaming markets, a downturn in the economy of the gaming markets, changes in regulation, an increase in competition or other factors affecting the Company could have a material adverse effect on the Company. Moreover, the existence of gaming establishments located and operated within certain jurisdictions may be relatively new. Accordingly, the number of guests, the propensity of these guests to wager and the amount of revenue realized cannot be predicted with any degree of certainty.

     Company Depends on Its Proprietary Products. The Company is heavily dependent upon its proprietary products. There can be no assurance that others have not independently developed, or will not independently develop, similar products or otherwise duplicate any of the Company's products. See "Item 1. Description of Business - Patents, Copyrights and Trademarks".

     Control of the Company. As of the date of this Registration Statement, Messers. Sawyer and Cranford hold of record 7,600,000 shares of Common Stock, respectively. Messers. Sawyer and Cranford as a group beneficially own 15,200,000 shares of Common Stock, approximately 86.5% of the issued and outstanding shares of Common Stock. Based upon this current ownership interest analysis, these two directors may be in a position to effectively control the business and affairs of the Company, including certain significant corporate actions such as the sale or purchase of assets and the issuance and sale of the Company's securities.

     There May Be Future Sales of Common Stock. As of the date of this Registration Statement, the Company has 17,659,488 shares of its Common Stock issued and outstanding. Of the 17,659,488 of the Company's current outstanding shares of Common Stock, 2,000,000 are free trading and 15,659,488 shares are restricted as that term is defined in Rule 144 promulgated under the Securities Act of 1933, as amended (the "Securities Act"). The Securities Act and Rule 144 promulgated thereunder place certain prohibitions on the sale of such restricted securities. Such restricted shares will not be eligible for sale in the open market without registration except in reliance upon Rule 144 under the Securities Act. In general, a person who has beneficially owned shares acquired in a non-public transaction for at least one year, including persons who may be deemed "affiliates" of the Company as that term is defined under the Securities Act, would be entitled to sell within any three month-period a number of shares that does not exceed the greater of 1% of the then outstanding shares or the average weekly trading volume on all national securities exchanges and through NASDAQ during the four calendar weeks preceding such sale, provided that certain current public information is then available. If a substantial number of the shares owned by the existing shareholders were sold pursuant to Rule 144 or a registered offering, the market price of the Company's Common Stock could be adversely affected.


     Further, future sales of shares of Common Stock pursuant to offerings could have a depressing effect on the price of the Common Stock and adversely affect the Company's ability to raise capital in the future.

     There May Be Volatility of Stock Prices When the Company's Stock Begins Trading. As of the date of this Registration Statement, the Company's Common Stock does not trade on any market. However, the markets for equity securities have been volatile and the price of the Company's Common Stock, when it commences trading, could be subject to wide fluctuations in response to quarter to quarter variations in operating results, news announcements, trading volume, sales of Common Stock by officers, directors and principal shareholders of the Company, general market trends, changes in the supply and demand for the Company's shares, and other factors. These factors can be expected to affect the market price of the Company's shares of Common Stock when the Company receives the approval by the National Association of Securities Dealers, Inc. (the "NASD") to trade the Company's shares of Common Stock on the OTC Bulletin Board.

     Broker-Dealers May Sell Shares of the Company's Stock. The Common Stock of the Company will be defined as a "penny stock" under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Exchange Act and the penny stock rules and regulations promulgated thereunder generally impose additional sales practice and disclosure requirements upon broker-dealers who sell the Company's Common Stock to persons other than "accredited investors" (generally, defined as institutions with assets in excess of $5,000,000 or individuals with net worth in excess of $1,000,000 or an annual income exceeding $200,000 ($300,000 jointly with a spouse) or in transactions not recommended by the broker-dealer.

     For transactions covered by the penny stock rules, the broker-dealer must make a suitability determination for each purchaser and receive the purchaser's written agreement prior to the sale. In addition, the broker-dealer must make certain mandated disclosures in penny stock transactions, including the actual sale or purchase price and actual bid and offer quotations, the compensation to be received by the broker-dealer and certain associated persons, and deliver certain disclosures required by the Securities and Exchange Commission. Consequently, the penny stock rules may affect the willingness of broker-dealers to make a market in or trade the common shares of the Company and thus may also affect the ability of shareholders of the Company's Common Stock to resell those shares in the public markets.

     Risk Factors Relating to the Gaming Industry

     Nature of the Gaming Industry; Dependence on Successful Gaming Operations. Unfavorable changes in general and local economic conditions may adversely affect investments in gaming-related enterprises. The success of the Company will depend on the success of gaming operations conducted and to be conducted at the casinos where the Company's products are available. Some of the conditions and other factors beyond the Company's control that could have a material adverse effect on the Company include: (i) competition from other gaming products and non-gaming recreational, entertainment and resort facilities; (ii) changes in regional and local population and disposable income composition;
(iii) unanticipated increases in operating costs; (iv) changes in federal, state and local laws, rules and regulations; (v) seasonality and weather patterns;
(vi) changes in the frequency and type of local tourist, other athletic or cultural events; and (vii) changes in travel patterns or preferences which may be affected by increases in gasoline prices, changes in airline schedules and fares, strikes, and/or reconstruction of highways, among other factors. The industry in which the Company operates has been undergoing significant changes in operations, amenities and technological advances. Given the rapid developments and changes in the industry, it is impossible to accurately predict future patterns or changes in the gaming industry or their effect on the Company.

     Gaming Industry is a New Industry. The Colorado limited stakes gaming industry is approximately nine years old. As a result, there is only a relatively limited period of historic results against which to evaluate the likelihood of the continued success of the Company's gaming operations in the state. Results to date may reflect the novelty of limited stakes gaming. Consequently, the Company's gaming products are subject to the numerous risks inherent in a business operating in a new industry. These include fluctuations in levels of customer demand, increasing competition from other entertainment alternatives, potential changes in the bases of competition associated with the maturation of the market, and costs associated with increasing regulatory oversight. There can be no assurance that the initial success of limited staking gaming in Colorado will not decrease as the novelty wears off. There is intense competition in the gaming industry particularly where the Company competes with approximately five to six substantial competitors who market specialty gaming products to casinos and with many other competitors who market gaming products in general.

     There are Possible Adverse Effects Relating to Expansion of Gaming. Several lobbying groups placed initiatives for additional Colorado limited stakes gaming venues, including Denver, on the November 1992 statewide ballot. Each of these initiatives was defeated by a wide margin, including a November 1996 initiative to expand limited stakes gaming to the City of Trinidad, approximately 185 miles south of Denver. Similar initiatives, legislation or regulation could be introduced in the future. The enactment of any initiatives, legislation or regulations legalizing gaming could have a material adverse effect on the Company. An example is the introduction but not passed proposed legislation that allowed video lottery terminals at Colorado's six dog and horse racing tracks. The regulation of these games at present is somewhat uncertain but if they proliferate, they could pose a competitive threat to limited stakes gaming.

     Recent Gaming Failures. A number of casinos located in Colorado have ceased operations since limited stakes gaming was commenced in October 1991, and others have filed for protection under Chapter 11 of the United States Bankruptcy Code. In addition, others have closed temporarily or reduced staffing, and many casinos are not operating profitably.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

     This section contains forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under the section "Item 1. Description of Business - Risk Factors". This section should be read in conjunction with the Company's Financial Statements included herein.

GENERAL


     Since inception, the Company has focused primarily on the research, development and design of the its products, and generated minimal revenues. Since inception, the Company has incurred approximately $56,250 relating to research and development expenses. During prior fiscal years, the principals of the Company invested personal funds and arranged for loans and/or lines of credit from private lenders to support the business operations of the Company.

     Management of the Company believes that future sales of Ten Stix 21 and related products to the casinos in the State of Colorado will be an important line of business for the Company for the next several years, however, management intends to pursue the marketplaces of several other primary states. It is anticipated that the Company will derive its revenues principally from the marketing and sale of Ten Stix 21 and other related products to casinos generally located in the States of California, Colorado, Kansas, New Mexico, Nevada, South Dakota and Wisconsin. Management anticipates that Ten Stix 21 will be leased for approximately $600.00 per month or sold for approximately $5,000.00 plus a royalty fee to casinos. Management anticipates that Shotgun 21 will be leased for approximately $800.00 per month or sold for approximately $10,000 plus a royalty fee to casinos. Management further anticipates that the marketing and sale of the products pursuant to the distributorship agreements will result in revenues during fiscal year 2001.

     During fiscal year ended December 31, 2000 , the Company did not generate any revenues; during fiscal year ended December 31, 1999, the Company generated $1,176 in gross revenues. During fiscal year 1999, the Company received revenues from the lease of one of its products, Hold'em 88, to casinos located in Colorado. However, changes in Colorado's rules and regulations during 1999 pertaining to the gaming industry resulted in the legalization of many other different types of games. Thus, since Hold'em 88 had originally been designed in accordance with Colorado's prior rules and regulations, it had a distinct market disadvantage when the other gaming products were legalized. Hold'em 88 was replaced by other gaming products in casinos in Colorado. Therefore, the Company did not generate any revenues from the lease or sale of its products during fiscal year 2000, but focused on the design and development of its other gaming products.


RESULTS OF OPERATION


     Fiscal Year Ended December 31, 2000 Compared to Fiscal Year Ended December 31, 1999

     The Company's net losses for fiscal year ended December 31, 2000 were approximately $57,887 compared to a net loss of approximately $54,789 for fiscal year ended December 31, 1999. During fiscal year ended December 31, 2000, the Company did not generate any revenues compared to $1,176 in revenues generated during fiscal year ended December 31, 1999. . As described above, the lack of generated revenues during fiscal year ended December 31, 2000 was primarily a result of a change in the gaming laws of the State of Colorado. The recent change in the gaming laws legalized newer games and thus, management believes, diminished the market for Hold'em 88.

     During fiscal year ended December 31, 2000, the Company recorded operating expenses of $57,887 compared to $55,965 of operating expenses recorded in the same period for 1999. Operating expenses for each fiscal year include $15,000, which represents management's estimate of the value of services rendered during such fiscal year at no charge to the Company. The increase in operational expenses during fiscal year ended December 31, 2000 was primarily due to an increase in legal and professional fees of $7,000 and show fees of $6,000, which was offset by a decrease in capital solicitation fees of $6,000 and samples of $2,000. Capital solicitation expenses generally consist of printing, postage, accounting and legal fees. During fiscal years ended December 31, 2000 and 1999, a substantial portion of the capital solicitation expenses were paid by issuance of Common Stock by the Company.


LIQUIDITY AND CAPITAL RESOURCES


     Fiscal Year Ended December 31, 2000

     As of December 31, 2000, the Company's current assets were $5,323, consisting entirely of cash . Its long term assets were $33,830 consisting primarily of valuation of the patent/copyright of the Company's product Ten Stix 21 and certain office equipment. The Company's total liabilities were $13,598 consisting entirely of accounts payable. As of December 31, 2000, the Company's total assets exceeded total liabilities by $25,555.

     Stockholders' equity increased from $12,342 for fiscal year ended December 31, 1999 to $25,555 for fiscal year ended December 31, 2000. To provide capital, the Company sold stock in private placement offerings, issued stock in exchange for debts of the Company or received advances from related parties. See "Part
II. Item 4. Recent Sales of Unregistered Securities".

     SOURCES OF FUNDING FOR MATERIAL COMMITMENTS AND WORKING CAPITAL


     Material Commitments


     A significant and estimated material commitment for the Company for fiscal year 2001 is the amounts due and owing under an assignment agreement with Mr. Tony Cranford dated January 19, 2001 (the "Cranford Assignment Agreement"). Pursuant to the Cranford Assignment Agreement, Mr. Cranford assigned all of his right, title and interest in Bet the House, including his rights to the provisional patent application no. 60/240.091, to the Company. In accordance with the terms and provisions of the Cranford Assignment Agreement, the Company agreed to pay Mr. Cranford (i) for a period of six months a monthly royalty fee of $175.00 for each Bet the House game that the Company leases to a third party during the six month period; and (ii) an aggregate purchase price of either (a) an amount to be calculated by multiplying the average monthly gross revenues generated by the Company for each Bet the House game leased during the six month period by three, or (b) $30,000, whichever is greater. The terms of Cranford

Assignment Agreement further provide that such aggregate purchase price may be paid by the Company to Mr. Cranford on a monthly basis or in one aggregate payment, with such aggregate purchase price to be paid in full no later than March 31, 2002.

     Funding


     During September 2000, the Company completed an offering in which it raised $61,172 pursuant to which it sold 244,688 shares of Common Stock at $0.25 per share. During December 2000, the Company completed an offering in which it raised $7,000 pursuant to which it sold 14,000 shares of Common Stock at $0.50 per share. The securities were not registered under the Securities Act and were therefore being offered pursuant to an exemption from registration provided by
Section 4(2) and Regulation D, Rule 504, of the Securities Act. During fiscal years ended December 31, 1999 and 2000, management used approximately all of the proceeds received for the Company's capital requirements of $69,000, which consisted primarily of advertising and travel expenses and legal and accounting fees.


     Based upon a twelve-month plan proposed by management, it is anticipated that such a work plan would require approximately $230,000 of additional financing designed to fund the general business operations. As of the date of this Registration Statement, the Company does not have any material commitments other than those described above nor does management anticipate any further material commitments within the next twelve months. It is anticipated that any expenditures to be incurred by the Company will be operational. Management anticipates that a substantial portion of the initial budget of $230,000 for the twelve-month work plan, which includes such expenditures, will be funded pursuant to public or private offerings, including private placement offerings under Regulation S and/or Regulation D, Rule 506, of its debt or equity securities and future advancements. The Company may not be able to raise such funds and, therefore, the successful marketing of its products may not be accomplished.


     From the date of this Registration Statement, management believes that the Company can satisfy its cash requirements for approximately the next six months based on its ability to obtain advances from certain investors and related parties. In the event the Company is unable to obtain advances from certain investors and related parties, management believes that the Company can satisfy its cash requirements for approximately the next three months from its liquid assets.


     As of the date of this Registration Statement, the Company has generated little revenue from operations, has a working capital deficit and a stockholder's deficit. Therefore, the Company has been deemed a "going concern" by its independent auditors, Comiskey & Company, P.C., as noted in the financial statements attached hereto. There is substantial doubt that the Company will be able to retain its status as a "going concern", that is assumption of the continuity of operations of the Company in the absence of evidence to the contrary. Management believes that it can maintain its status as a "going concern" based on its ability to raise funds pursuant to future public and private offerings and to obtain advances and minimize operating expenses by not duplicating expenses or incurring needless expenses.

     The Company does not own any plant and/or equipment. Management does not anticipate any purchases of plant and/or significant equipment.

ITEM 3. DESCRIPTION OF PROPERTY


     The Company does not own any real estate or other properties. The Company's principal office is maintained at 3101 Riverside Drive, Idaho Springs, Colorado 80542. The Company leases its office space from Mr. Tom Sawyer, the president of the Company. Mr. Sawyer holds title to the real property, which is encumbered by a mortgage. The property consists of approximately 1,100 square footage. Management believes that the Company's offices are adequate for its reasonable foreseeable needs. The Company does not intend to acquire any properties at the current date.


ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth the name and address, as of the date of this Registration Statement, and the approximate number of shares of Common Stock owned of record or beneficially by each person who owned of record, or was known by the Company to own beneficially, more than five percent (5%) of the Company's Common Stock, and the name and shareholdings of each officer and director, and all officers and directors as a group.

- ------------------------------------------------------------------------------
Title of Class     Name and Address                Amount and Nature    Percent
                   of Beneficial Owner                  of Class        of Class
- ------------------------------------------------------------------------------

                                                             (1)(2)(3)
Common Stock      Thomas E. Sawyer                     7,600,000        43.25%
                  3101 Riverside Drive
                  Idaho Springs, CO 80452
                                                             (1)(2)(3)
Common Stock      Tony A. Cranford                     7,600,000        43.25%
                  12252 W. Chenango Drive
                  Morrison, CO 80465

Common Stock      Officers and directors as a         15,200,000        86.51%
                  Group (2)

--------------------------------------------------------------------------------

     (1) On September 16, 1998, Tony A. Cranford and Thomas E. Sawyer each exchanged their previously owned 10,200 shares of common stock, respectively, for 38,000 shares of Preferred Stock, respectively, for a total of 76,000 shares of Preferred Stock issued and outstanding. The provisions of the Articles of Incorporation provided that each share of Preferred Stock had the voting rights equivalent to 500 shares of Common Stock as if converted and, that after September 16, 1998, each share of Preferred Stock may be converted into such 500 shares of Common Stock. The Articles of Incorporation were amended on January 22, 2001 to change the conversion and voting rights of the Preferred Stock and to provide that each share of Preferred Stock was convertible into 200 shares of Common Stock. On January 23, 2001, both Thomas E. Sawyer and Tony A Cranford converted their 38,000 shares of Preferred Stock into 7,600,000 shares of Common Stock, respectively, for a total of 15,200,000 shares of Common Stock. As of the date of this Registration Statement, there are no shares of Preferred Stock issued or outstanding.

     (2)  These are restricted shares of Common Stock.


     (3) Does not include the assumption of the exercise of options, warrant, rights, conversion privileges or similar obligations to acquire shares of common stock within sixty days. Although the board of directors adopted a Non-Qualified Stock Option Plan to purchase an aggregate of 1,000,000, no options have been granted to date. There are no other similar obligations outstanding.


ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

     The directors and executive officers of the Company are as follows:

Name                           Age          Position with the Company
----                           ---          -------------------------

Thomas E. Sawyer               52           Director and President/Treasurer

Tony A. Cranford               48           Director and Vice
                                            President/Secretary


     THOMAS E. SAWYER has been a Director and the President/Treasurer of the Company since January 10, 1996 (inception). Mr. Sawyer received accreditation from the University of Nevada at Reno for Table Game Management. Mr. Sawyer was also the owner and president of Colorado West Metal Studs & Drywall, Inc., which was a successful contracting business. This business was instrumental in the development of large projects located in major ski resorts within the State of Colorado. Over the past ten years, Mr. Sawyer has established a career within the gaming industry ranging from a dealer at game tables to serving as an assistant general manager and a table game manager at casinos located in Blackhawk, Colorado. Mr. Sawyer has developed products, conducted analysis and created marketing strategies relating to internal controls for table game accounting, cheating and detection controls, and other protection controls, all of which have resulted in the operation of successful casinos. Mr. Sawyer also possesses key gaming licenses that require passing extensive background checks relating to personal and financial information. He attends on an annual basis many conferences, such as the World Gaming Conference held in Las Vegas, Nevada, and the National Indian Gaming Conference.

     TONY A. CRANFORD has been the Vice President/Secretary and a Director of the Company since January 10, 1996 (inception). Prior to working in the gaming industry, Mr. Cranford was involved in the entertainment business for a period of twenty-four years. Over the past fourteen years, Mr. Cranford has established a career within the gaming industry and recently resigned as a table game manager from the Lodge Casino in Blackhawk, Colorado. The Lodge Casino is well-known in Colorado for its table games. Mr. Cranford was responsible for setting up all internal controls, hiring personnel, including dealers and floor supervisors. He also established and arranged all table game areas and games. Mr. Cranford owned and operated a successful bingo hall in Texas from 1986 to 1990. Mr. Cranford was one of the inventors of the Pro-Shuffle, which is a patented multi-deck card shuffler. Mr. Cranford also possesses key gaming licenses that require passing extensive background checks relating to personal and financial information. He attends on an annual basis many conferences such as the World Gaming Conference and the National Gaming Conference.

     The directors of the Company serve until their respective successor takes office or until death, resignation or removal. The executive officers serve at the pleasure of the Board of Directors of the Company.

PERSONAL BANKRUPTCY

     On approximately May 10, 2000, Mr. Cranford filed a petition or motion for a Chapter 13 bankruptcy in the United States Bankruptcy Court for the District of Colorado. On approximately June 30,2000, Mr. Cranford filed an amended plan pursuant to Local Bankruptcy Rule 202 entitled Motion to Confirm First Amended Chapter 30 Plan. No objections to or requests for hearing on the motion/application were received, therefore, the United States Bankruptcy Court granted an order confirming the Chapter 13 Plan.

     Other than as described above and as of the date of this Registration Statement, no director or executive officer of the Company is or has been involved in any legal proceeding concerning (i) any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time; (ii) any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses) within the past five years; (iii) being subject to any order, judgment or decree permanently or temporarily enjoining, barring, suspending or otherwise limiting involvement in any type of business, securities or banking activity; or (iv) being found by a court, the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law (and the judgment has not been reversed, suspended or vacated).

ITEM 6. EXECUTIVE COMPENSATION

     As of the date of this Registration Statement, neither Messrs. Sawyer nor Cranford have received any compensation, either directly or indirectly, for their services as directors and executive officers of the Company. Officers and directors of the Company are reimbursed for any out-of-pocket expenses incurred by them on behalf of the Company. Executive compensation is subject to change concurrent with Company requirements.

                           Summary Compensation Table

                                                     (1)
                              Annual Compensation        Awards    Payouts
                             ---------------------     ----------  -------
                                $      $       $       $       #       $     $
Name and Position            Salary  Bonus   Other    RSA   Options  LTIP  Other
- -----------------          ------  -----   -----    ---   -------  ----  -----

Thomas E. Sawyer       1997      0    0        0       0         0     0      0
Pres./Director         1998      0    0        0       0         0     0      0

                       1999      0    0        0       0         0     0      0
                       2000      0    0        0       0         0     0      0


Tony A. Cranford       1997      0    0        0       0         0     0      0
Secy./Treasurer and    1998      0    0        0       0         0     0      0
Director               1999      0    0        0       0         0     0      0

                       2000      0    0        0       0         0     0      0


(1) Although neither Messrs. Sawyer nor Cranford have received any compensation, directly or indirectly, for their respective roles, the financial statements reflect the fair value of such services as a capital contribution, respectively. See "Financial Statements".

NON-QUALIFIED STOCK OPTION PLAN

     On January 10, 2001, the Board of Directors of the Company adopted the Non-Qualified Stock Option Plan (the "SOP") which initially provided for the grant of options to purchase an aggregate of 1,000,000 shares of Common Stock. The purpose of the SOP is to make options available to directors, officers, management and significant contractors of the Company in order to encourage them to secure an increase on reasonable terms of their stock ownership in the Company and to remain in the employ of the Company, and to provide them compensation for past services provided.

     The SOP is administered by the Board of Directors which determines the persons to be granted options under the SOP, the number of shares subject to each option, the exercise price of each option and the option period, and the expiration date, if any, of such options. The exercise of an option may be less than fair market value of the underlying shares of Common Stock. No options granted under the SOP will be transferable by the optionee other than by that provided by the Option Grant Agreements or will or the laws of descent and distribution and each option will be exercisable, during the lifetime of the optionee, only by such optionee.

     The exercise price of an option granted pursuant to the SOP may be paid in cash, by the surrender of options, in Common Stock, in other property, including the optionee's promissory note, or by a combination of the above.

     As of the date of this Registration Statement, no options have been granted.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.


     Pursuant to the Cranford Assignment Agreement, Mr. Cranford assigned all of his right, title and interest in Bet the House, including his rights to the provisional patent application no. 60/240.091, to the Company. In accordance with the terms and provisions of the Cranford Assignment Agreement, the Company agreed to pay Mr. Cranford (i) for a period of six months a monthly royalty fee of $175.00 for each Bet the House game that the Company leases to a third party during the six month period; and (ii) an aggregate purchase price of either (a) an amount to be calculated by multiplying the average monthly gross revenues generated by the Company for each Bet the House game leased during the six month period by three, or (b) $30,000, whichever is greater. The terms of Cranford Assignment Agreement further provide that such aggregate purchase price may be paid by the Company to Mr. Cranford on a monthly basis or in one aggregate payment, with such aggregate purchase price to be paid in full no later than March 31, 2002.


     Prior to the Company's incorporation, Mr. Thomas Sawyer together with other individuals created and designed a card game called "Bonus 6". On approximately October 13, 1997, the board of directors of the Company held a special meeting in which it was decided that the Company was not interested in acquiring or marketing Bonus 6. Among the factors considered by the board of directors in evaluating the acquisition of Bonus 6 were: (i) the status of the research and development of Ten Stix 21; (ii) a cost-effective analysis which included the potential for generation of revenues compared to capital expenditures required to market Bonus 6; and (iii) the best interests of the Company. Therefore, Mr. Sawyer in his individual capacity entered into a distribution agreement with Tom Perkins, the owner of Bonus 6, for the distribution rights of Bonus 6 (the "Distribution Agreement"). Mr. Sawyer individually proceeded to market and distribute Bonus 6 to casinos within the State of Colorado. On December 28, 2000, however, the Company and Mr. Sawyer entered into the Sawyer Assignment Agreement in which (i) Mr. Sawyer agreed to gift and grant his distribution rights under the Distribution Agreement to the Company to market and distribute Bonus 6 within the United States, excluding the State of Colorado, and (ii) the Company agreed to assume Mr. Sawyer's obligations under the Distribution Agreement as such obligations pertain to the marketing and distribution of Bonus 6 within the United States, excluding the State of Colorado.


     As of the date of this Registration Statement, the Company has not entered into any other contractual arrangements with related parties, with the exception of the above-described agreements. The board of directors believes that the terms of each of the above-described agreements is as favorable to the Company as it would expect to negotiate with unaffiliated third parties, and that consummation of such agreements is in the best interests of the Company and its shareholders. The board of directors of the Company has not, however, adopted or approved any policy regarding possible future transactions with related third parties.


     Messrs. Sawyer and Cranford are not engaged in other businesses, either individually or through partnerships and corporations in which they may have an interest, hold an office or serve on the boards of directors. The directors of the Company, Messrs. Sawyer and Cranford, may in the future have other business interests to which they may devote a minor portion of their time. Certain conflicts of interest, therefore, may arise in the future between the Company and its directors. Such conflicts can be resolved through the exercise by Messrs. Sawyer and Cranford of judgment consistent with their fiduciary duties to the Company. Messrs. Sawyer and Cranford intend to resolve any such conflicts in the best interests of the Company.

ITEM 8. DESCRIPTION OF SECURITIES

     The Company is authorized to issue 500,000,000 shares of $.001 par value Common Stock and 100,000 shares of $.001 par value Preferred Stock.

COMMON STOCK

     Holders of shares of Common Stock are entitled to one vote per share on all matters submitted to a vote of the stockholders of the Company. Except as may be required by law, holders of shares of Common Stock will not vote separately as a class, but will vote together with the holders of outstanding shares of other classes or capital stock. There is no right to cumulate votes for the election of directors. A majority of the issued and outstanding Common Stock constitutes a quorum at any meeting of stockholders and the vote by the holders of a majority of the outstanding shares is required to effect certain fundamental corporate changes such as liquidation, merger or an amendment to the Articles of Incorporation.

     Holders of shares of Common Stock are entitled to receive dividends if, as and when, declared by the Board of Directors out of funds legally available therefore, after payment of dividends required to be paid on outstanding shares of Preferred Stock. Upon liquidation of the Company, holders of shares of Common Stock are entitled to share ratably in all assets of the Company remaining after payment of liabilities, subject to the liquidation preference rights of any outstanding shares of Preferred Stock. Holders of shares of Common Stock have no conversion, redemption or preemptive rights. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of Preferred Stock. The outstanding shares of Common Stock are fully paid and nonassessable. The shares of Common Stock issued upon conversion of Preferred Stock or Preferred Stock Dividends and payment therefore, will be validly issued, fully paid and nonassessable.

PREFERRED STOCK

     In accordance with the Company's Articles of Incorporation, as amended (the "Articles"), the Board of Directors may designate the relative rights and preferences of the Company's Preferred Stock, when and if issued. Such rights include preferences as to conversion rights and voting rights, of which may be dilutive of the interest of the holders of the Common Stock. The issuance of the Preferred Stock may have an adverse effect on the rights of the holders of Common Stock.

     As of the date of this Registration Statement, a total of 100,000 shares of Preferred Stock have been authorized. There are no shares of Preferred Stock issued and outstanding.

     Voting Rights. The holders of the Preferred Stock will have the same voting rights as the holders of the Common Stock. In exercising any such vote, each outstanding share of Preferred Stock will be entitled and equivalent to five hundred (500) shares of the Common Stock.

     Other Provisions. Except as otherwise required by the Colorado Business Corporation Act, the holders of Preferred Stock will have the same rights as the holders of Common Stock. The shares of Preferred Stock, when issued as described herein, will be duly and validly issued, fully paid and nonassessable.


PART II

ITEM 1. MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS


     The Company's Common Stock is not traded in the United States on any of the exchanges or over-the-counter Bulletin Board. As of the date of this Registration Statement, there are (i) no shares of Common Stock subject to outstanding options or warrants to purchase or convertible into shares of Common Stock of the Company; (ii)approximately 17,432,288 shares of Common Stock that have been beneficially owned for at least one year and could be sold pursuant to the volume limitations in Rule 144 under the Securities Act of 1933, as amended (the "Securities Act"); and (iii) no shares of Common Stock which are or have been proposed to be publicly offered by the Company.

     The 17,659,488 shares of Common Stock outstanding as of the date of this Registration Statement were held by approximately 107 holders of record worldwide, including approximately 93 holders of record in the United States.


     The Board of Directors has never authorized or declared the payment of any dividends on the Company's Common Stock nor on the Preferred Stock, and does not anticipate the declaration or payment of cash dividends in the foreseeable future. The Company intends to retain future earnings, if any, to finance operational expenses. Future dividend policies will be subject to the discretion of the Board of Directors and will be contingent upon, among other things, future earnings, the Company's financial condition, capital requirements, general business conditions, level of debt, and other relevant factors.

     Transfer Agent

     The transfer agent and registrar for the Common Stock is ComputerShare Investor Services, P.O. Box 1596, Denver, Colorado 80201, telephone number (303) 984-4100.

ITEM 2. LEGAL PROCEEDINGS

     On approximately November 20, 1997, Civil Action 97-WI-2689-CB, Progressive Games, Inc. v. Amusements Extra, Ten Stix, et. al., was filed in the Federal District Court in Denver, Colorado. This was a patent infringement case brought by the plaintiff against the Company and others, alleging certain of the Company's products/games infringed upon the plaintiff's patents. The Company reached a settlement agreement with the plaintiff, which entitles the plaintiff to receive certain royalties/rentals based upon the use and revenues from certain Ten Stix games.

     On September 25, 1998, the Federal District Court entered a consent decree stating that Progressive Games, Inc. ("PGI") owns all of the right, title and interest in and to certain patents and that unless authorized by PGI, the Company is permanently enjoined from making, using, selling, leasing or offering the Shotgun 21 game or the Hold'em 88 game, with certain qualificiations. Therefore, the Company has been dismissed from the case and has no further liability in the case in accordance with the settlement agreement reached between the plaintiff and the Company. However, the case is still pending and if the plaintiff is successful, management has been advised that such an outcome would have no adverse effect on the Company. If the remaining defendants are successful, management has been advised that it could have a beneficial effect on the Company, which may result in cancellation of the settlement agreement.

     The Company, BCD Mecanique Ltd. ("BCD"), DEQ Casinos, Ltd. ("DEQ") and Amusements "Extra" Inc. ("AEI") entered into a memorandum of agreement dated July 5, 1997 (the "Memorandum Agreement") whereby (i) BCD waived all of its rights and possible recourse against the Company regarding any possible patent infringement of BCD's inventions through the manufacture, use, operation, sale and/or lease by the Company of the Ten Stix 21 and Shotgun 21 gaming products,
(ii) BCD agreed to allow the Company to continue to manufacture, use, operate, sell and/or lease the Company's products, (iii) the Company granted to BCD, DEQ and AEI a world-wide, non-exclusive, royalty-free license right to make, operate, use, manufacture, distribute and sell products encompassing the Company's inventions in any of BCD's present or future products, and (iv) DEQ generally agreed to manufacture the electronic systems for the Company to be used in the Ten Stix 21 and Shotgun 21 gaming products.

     On September 23, 1998, the Company and BCD entered into a letter of understanding which modified the Memorandum Agreement whereby (i) the Company assigned to BCD ownership of the International Patent Application in all countries except for the United States of America, (ii) the Company will remain the owner of patent rights with respect to all aspects of the invention as claimed in the Continuation-in-Part patent application; (iii) BCD granted to the Company the right to use in Ten Stix 21 any such features contained in the International Patent Application, (iv) in the event Ten Stix 21 is not in the format described in the Memorandum Agreement, the Company agreed to pay BCD a royalty fee of $175.00 for use of such features, and (v) the Company agreed that BCD, DEQ and AEI shall have the right to use the Company's inventions as described in the Memorandum Agreement along with any improvements and/or additions contained in the Continuation-in-Part patent application. See "Part I.
Item 1. Description of Business - Patents, Copyrights and Trademarks" and "Part

     Therefore, based upon resolution of the above-described lawsuit, the Company and PGI entered into a license agreement dated September 23, 1998 (the "License Agreement") in which (i) PGI granted to the Company the non-exclusive right and license under any of PGI's patents to have manufactured, use and lease a jackpot component as an additional feature for the casino table game Shotgun 21 in the states of Colorado, New Mexico and Nevada, (ii) the Company agreed to pay PGI a minimum monthly license fee of $250.00 for each game table with a licensed jackpot component distributed and operationally installed by the Company, and (iii) the Company agreed to pay PGI an additional fee of 60% of any amounts charged monthly by the Company in excess

     Management is not aware of any other legal proceedings contemplated by any governmental authority or other party involving the Company or its properties. No director, officer or affiliate of the Company is (i) a party adverse to the Company in any legal proceedings, or (ii) has an adverse interest to the Company in any legal proceedings. Management is not aware of any other legal proceedings pending or that have been threatened against the Company or its properties.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE



     The Company's financial statements have been audited from inception by Comiskey & Company, P.C., 789 Sherman Street, Suite 440, Denver, Colorado 80203. There have been no disagreements with the Company's independent accountants that have not resolved on any matter concerning accounting principles or practices, financial statement disclosure, or auditing scope or procedures.

     The Company's principal independent accountants have not provided an adverse opinion nor disclaimer of opinion to the Company's financial statements, nor have they modified their opinion as to uncertainty, audit scope or accounting principles.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

     To provide capital, the Company has sold stock in private placement Offerings, issued stock in exchange for debts of the Company or pursuant to contractual agreements as follows:

     (i) On December 2, 1998, the Company entered into a settlement agreement with a creditor whereby the Company agreed to issue 2,000,000 shares of its Common Stock at $0.25 per share pursuant to Section 4(2) and Regulation D, Rule 504, of the Securities Act. The per share price was determined by arms-length negotiation between the Company and the creditor which was discounted to provide for the restrictive nature of the shares of Common Stock. Under the terms of the settlement agreement, the creditor agreed to accept the 2,000,000 shares of Common Stock as payment for the approximate $500,000 debt owed to such creditor. The Company issued the shares in reliance upon the exemption from registration provided by Section 4(2) and Regulation D, Rule 504 promulgated thereunder, of the Securities Act. The creditor represented to the Company that he acquired the shares for his own account, and not with a view to distribution, and that the Company made available to him all material information concerning the Company.


     (ii) On September 8, 1999, the Company entered into eleven separate settlement agreements with ten separate creditors whereby the Company agreed to issue an aggregate of 57,200 shares of its Common Stock at $0.25 per share pursuant to Section 4(2) and Regulation D, Rule 504, of the Securities Act. Under the terms of the respective settlement agreements, the creditors agreed to accept their proportionate number of shares of Common Stock as payment for the aggregate debt of $14,300.00 owed to such creditors. The Company issued the shares in reliance upon the exemption from registration provided by Section 4(2) and Regulation D, Rule 504, of the Securities Act. The creditors represented to the Company that they acquired the shares for their own respective accounts, and not with a view to distribution, and that the Company made available to them all material information concerning the Company.


     (iii)On November 18, 1999, the Company entered into two separate settlement agreements with two separate creditors whereby the Company agreed to issue an aggregate of 7,000 shares of its Common Stock at $0.25 per share pursuant to Section 4(2) and Regulation D, Rule 504, of the Securities Act. Under the terms of the respective Settlement agreements, the creditors agreed to accept their Proportionate number of shares of Common Stock as payment for the aggregate debt of $1,750.00 owed to such creditors. The Company issued the shares in reliance upon the exemption from registration provided by Section 4(2) and Regulation D, Rule 504, of the Securities Act. The creditors represented to the Company that they acquired the shares for their own respective account, and not with a view to distribution, and that the Company made available to them all material information concerning the Company.

     (iv) On April 28, 2000, the Company entered into a settlement agreement with a creditor whereby the Company agreed to issue an aggregate of 1,000 shares of its Common Stock at $0.25 per share pursuant to
          Section 4(2) and Regulation D, Rule 504, of the Securities Act. Under the terms of the settlement agreement, the creditor agreed to accept the 1,000 shares of Common Stock as payment for the debt of $250.00 owed to such creditor. The Company issued the shares in reliance upon the exemption from registration provided by Section 4(2) and Regulation D, Rule 504, of the Securities Act. The creditor represented to the Company that he acquired the shares for his own account, and not with a view to distribution, and that the Company made available to him all material information concerning the Company.


     (v) On August 28, 2000, the Company entered into a promissory note in the aggregate amount of $5,000.00 due and payable on June 1, 2001. As consideration for the loan and waiver of the accrual of an undetermined amount of interest, the Company issued 20,000 shares of its Common Stock to the holder of the note pursuant to Section 4(2) and Regulation D, Rule 504, of the Securities Act. Under the terms of the promissory note, the holder agreed to accept the issuance of 20,000 shares of Common Stock as payment for the accrual of interest, representing an accrual of interest in the amount of $5,000.00, owed to such holder. The Company issued the shares in reliance upon the exemption from registration provided by Section 4(2) and Regulation D, Rule 504, of the Securities Act. The holder represented to the Company that he acquired the shares for his own account, and not with a view to distribution, and that the Company made available to him all material information concerning the Company.

     (vi) On September 30, 2000, the Company completed an offering in which it raised $61,172 under Rule 504 of Regulation D pursuant to which it sold 244,688 shares of Common Stock at $0.25 per share. The per share price of the offering was arbitrarily determined by the Board of Directors based upon potential future earnings, assets and net worth of the Company. The Company issued shares of Common Stock to 82 investors. Of the 82 investors, none were accredited investors as that term is defined under Regulation D. The investors executed subscription agreements and acknowledged that the securities to be issued have not been registered under the Securities Act, that the investors understood the economic risk of an investment in the securities, and that the investors had the opportunity to ask questions of and receive answers from the Company's management concerning any and all matters related to the acquisition of securities. No underwriter was involved in the transaction, and no commissions or other remuneration were paid in connection with the offer and sale of the securities.

   (vii) On November 13, 2000, the Company entered into three separate settlement agreements with three separate creditors whereby the Company agreed to issue an aggregate of 31,800 shares of its Common Stock at $0.25 per share pursuant to Section 4(2) and Regulation D, Rule 504, of the Securities Act. Under the terms of the respective settlement agreements, the creditors agreed to accept their proportionate share of the 31,800 shares of Common Stock as payment for the aggregate debt of $7,950.00 owed to such creditors. The Company issued the shares in reliance upon the exemption from registration provided by Section 4(2) and Regulation D, Rule 504, of the Securities Act. The creditors each represented to the Company that he acquired the shares for his own account, and not with a view to distribution, and that the Company made available to him all material information concerning the Company.

   (viii) During November 2000, the Company issued 20,000 shares of its Common Stock at $0.25 per share for an aggregate consideration of $5,000. The Company issued shares of Common Stock to one investor who was not an accredited investor as that term is defined under Regulation D. The Company issued the shares in reliance upon the exemption from registration provided by Section 4(2) and Regulation D, Rule 504, of the Securities Act. The investor executed a subscription agreement and acknowledged that the securities to be issued have not been registered under the Securities Act, that he understood the economic risk of an investment in the securities, and that he had the opportunity to ask questions of and receive answers from the Company's management concerning any and all matters related to the acquisition of securities. No underwriter was involved in the transaction, and no commissions or other remuneration were paid in connection with the offer and sale of the securities.

     (ix) During December 2000, the Company completed an offering in which it raised $7,000 under Rule 504 of Regulation D pursuant to which it sold 14,000 shares of Common Stock at $0.50 per share. The per share price of the offering was arbitrarily determined by the Board of Directors based upon potential future earnings, assets and net worth of the Company. The Company issued shares of Common Stock to seven investors, none of which were accredited investors as that term is defined under Regulation D.

          The investors executed subscription agreements and acknowledged that the securities to be issued have not been registered under the Securities Act, that the investors understood the economic risk of an investment in the securities, and that the investors had the opportunity to ask questions of and receive answers from the Company's management concerning any and all matters related to acquisition of the securities. No underwriter was involved in the transaction, and no commissions or other remuneration were paid in connection with the offer and sale of the securities.

      (x) In December 2000, the Company entered into a settlement agreement with a creditor whereby the Company agreed to issue 5,000 shares of its Common Stock at $0.33 per share pursuant to Section 4(2) and Regulation D, Rule 504, of the Securities Act. Under the terms of the settlement agreement, the creditor agreed to accept the shares of Common Stock as settlement of a debt due and owing the creditor in the amount of $5,000. The Company issued the Common Stock in reliance upon the exemption from registration provided by Section 4(2) and Regulation D, Rule 504, of the Securities Act. The creditor represented to the Company that he acquired the shares for his own account, and not with a view to distribution, and that the Company made available to him all material information concerning the Company.

     (xi) In December 2000, the Company entered into a settlement agreement with a creditor whereby the Company agreed to issue an aggregate of 2,000 shares of its Common Stock at $0.25 per share pursuant to Section 4(2) and Regulation D, Rule 504, of the Securities Act. Under the terms of the settlement agreement, the creditor agreed to accept the 2,000 share of Common Stock as payment for the debt of $500 due and owing to such creditor. The Company issued the shares in reliance upon the exemption from registration provided by Section 4(2) and Regulation D, Rule 504, of the Securities Act. The creditor represented to the Company that he acquired the shares for his own account, and not with a view to distribution, and that the Company made available to him all material information concerning the Company.

   (xii) During December 2000, the Company issued 40,000 shares of its Common Stock at $0.25 per share for an aggregate consideration of $10,000. The Company issued shares of Common Stock to one investor who was not an accredited investor as that term is defined under Regulation D. The Company issued the shares in reliance upon the exemption from registration provided by
          Section 4(2) and Regulation D, Rule 504, of the Securities Act. The investor executed a subscription agreement and acknowledged that the securities to be issued have not been registered under the Securities Act, that he understood the economic risk of an investment in the securities, and that he had the opportunity to ask questions of and receive answers from the Company's management concerning any and all matters related to the acquisition of securities. No underwriter was involved in the transaction, and no commissions or other remuneration were paid in connection with the offer and sale of the securities.

  (xiii) On January 23, 2001, Messrs. Sawyer and Cranford elected to convert their respective shares of Preferred Stock into shares of Common Stock. The Company issued 7,600,000 shares of Common Stock to Mr. Sawyer and Mr. Cranford, respectively. The securities were issued in reliance upon an exemption from registration provided by
          Section 4(2) and Regulation D, Rule 506, of the Securities Act.
          No underwriter was involved in the transaction, and no commissions or other remuneration were paid in connection with the conversion of the securities.

   (xiv)  During the first quarter of fiscal year 2001 (prior to April
          6, 2001), the Company issued 16,800 shares of its Common Stock at $0.50 per share for an aggregate consideration of $8,400. The Company issued shares of Common Stock to seven investors, none of which were accredited investors as that term is defined under Regulation D. The Company issued the shares in reliance upon the exemption from registration provided by Section 4(2) and Regulation D, Rule 504, of the Securities Act. The investors each executed a subscription agreement and acknowledged that the securities to be issued have not been registered under the Securities Act, that they understood the economic risk of an investment in the securities, and that they had the opportunity to ask questions of and receive answers from the Company's management concerning any and all matters related to the acquisition of securities. No underwriter was involved in the transactions, and no commissions or other remuneration were paid in connection with the offers and sales of the securities.

     As of the date of this Registration Statement, the Company has 17,659,488 shares of its Common Stock issued and outstanding. Of the 17,659,488 of the Company's current outstanding shares of Common Stock, 2,000,000 shares are free trading. At such time, the holders may offer and sell these shares of Common Stock at such times and in such amounts as they may respectively determine in their sole discretion.


     When the Company's shares are registered for trading on the OTC Bulletin Board, the holders of free trading Common Stock in the capital of the Company may offer these shares of Common Stock through market transactions at prices prevailing in the OTC market or at negotiated prices which may be fixed or variable and which may differ substantially from OTC prices. The holders have not advised the Company that they anticipate paying any consideration, other than the usual and customary broker's commission, in connection with the sales of these free trading shares of Common Stock. The holders are acting independently of the Company making such decisions with respect to the timing, manner and size of each sale.


     Of the 17,659,488 of the Company's current outstanding shares of Common Stock, 15,659,488 shares are "restricted shares" as that term is defined in the Securities Act and the rules and regulations thereunder. To be eligible for sale in the public market, the holders must comply with Rule 144. In general, Rule 144 allows a person holding restricted shares for a period of at least one year to sell within any three month period that number of shares which does not exceed the greater of 1% of the Company's then outstanding shares or the average weekly trading volume of the shares during the four calendar weeks preceding such sale. Rule 144 also permits, under certain circumstances, sale of shares by a person who is not an affiliate of the Company and who has satisfied a two year holding period without any volume limitations, manner of sale provisions or current information requirements. As defined in Rule 144, an affiliate of an issuer is a person who, directly or indirectly, through one or more intermediaries, controls or is controlled by, or is under common control with, such issuer, and generally includes members of the Board of Directors. Sales pursuant to Rule 144 or otherwise, if in sufficient volume, could have a depressive effect on the market price of the Company's securities. Moreover, the possibility of such sales may have a depressive effect on market prices.

     To date, no subsequent sales of restricted shares of Common Stock have been made.

ITEM 5. INDEMNIFICATION OF OFFICERS AND DIRECTORS

     The Colorado Corporation Code contains provisions for indemnification of the officers and directors of the Company. The Bylaws require the Company to indemnify such persons to the full extent permitted by Colorado law. The Bylaws with certain exceptions, eliminate any personal liability of a director to the Company or its shareholders for monetary damages to the Company or its shareholders for gross negligence or lack of care in carrying out the director's fiduciary duties as such. Colorado law generally permits such indemnification if a director or officer acts in good faith in a manner reasonably believed to be in, or not opposed to, the best interests of the Company. A director or officer must be indemnified as to any matter in which he successfully defends himself.

     The officers and directors of the Company are accountable to the shareholders of the Company as fiduciaries, which means such officers and directors are required to exercise good faith and integrity in handling the Company's affairs.

     A shareholder may be able to institute legal action on behalf of himself and all other similarly situated shareholders to recover damages where the Company has failed or refused to observe the law. Shareholders may, subject to applicable rules of civil procedure, be able to bring a class action or derivative suit to enforce their rights, including rights under certain federal and state securities laws and regulations. Shareholders who have suffered losses in connection with the purchase or sale of their interest in the Company due to a breach of a fiduciary duty by an officer or director of the Company in connection with such sale or purchase including, but not limited to, the misapplication by any such officer or director of the proceeds from the sale of any securities, may be able to recover such losses from the Company.

     The Company and its affiliates may not be liable to its shareholders for errors in judgment or other acts or omissions not amounting to intentional misconduct, fraud or a knowing violation of the law, since provisions have been made in the Articles of Incorporation and By-laws limiting such liability. The Articles of Incorporation and By-laws also provide for indemnification of the officers and directors of the Company in most cases for any liability suffered by them or arising out of their activities as officers and directors of the Company if they were not engaged in intentional misconduct, fraud or a knowing violation of the law. Therefore, purchasers of these securities may have a more limited right of action than they would have except for this limitation in the Articles of Incorporation and By-laws. In the opinion of the Securities and Exchange Commission, indemnification for liabilities arising under the Securities Act of 1933 is contrary to public policy and, therefore, unenforceable.

     The Company may also purchase and maintain insurance on behalf of directors and officers insuring against any liability asserted against such person incurred in the capacity of director or officer or arising out of such status, whether or not the Company would have the power to indemnify such person.

     The Company may acquire assets from its current management or any entity in which such management has a five percent (5%) or greater equity interest. In negotiating the terms of the acquisition of any such assets, management may be influenced by the possibility of future personal benefit from unrelated business dealings with such persons or entities. Management believes that any such conflict will be resolved in favor of the Company and its shareholders. The officers and directors are required to exercise good faith and integrity in handling the Company's affairs. Management of the Company has agreed to abide by this fiduciary duty.

ITEM 6. FINANCIAL STATEMENTS

     Reference is made to Part III, Item 1 and 2 - Index to and Description of Exhibits for a list of all financial statements filed as part of this Registration Statement on Form 10-SB.


PART III

ITEM 1 & 2. INDEX TO AND DESCRIPTION OF EXHIBITS

     (a) The following Financial Statements are filed as a part of this Registration Statement:


     1. Independent Auditors' Report dated April 17, 2001.
     2. Balance Sheets for years ended December 31, 2000 and December 31, 1999.
     3. Statements of Loss and Accumulated Deficit for years ended December 31, 2000 and 1999 and period from inception (January 10, 1996) to December 31, 2000.
     4. Statements of Cash Flows for years ended December 31, 2000 and
     1999 and period from inception (January 10, 1996) to December 31, 2000.
     5. Statements of Stockholders' Equity (Deficit) for period from Inception (January 10, 1996) to December 31, 2000.
     6. Notes to Financial Statements.



     (b) The following Exhibits are filed as part of this Registration
Statement:

--------------------------------------------------------------------------------
Exhibit No.    Description
--------------------------------------------------------------------------------

2              Not applicable.

3.I            Articles of Incorporation and Amendment to Articles of
               Incorporation

3.II           By-laws of the Company

4              Not Applicable

9              Not Applicable

10.1 Assignment Agreement between the Company and Tony Cranford dated January 19, 2001.
10.2 Assignment Agreement between the Company and Thomas Sawyer dated December 28, 2000.
10.3           Agreement between the Company and Long Games, Inc. dated November
               13, 2000.
10.4 Memorandum Agreement between the Company and BCD Mecanique Ltd., DEQ Casinos Ltd. and Amusements "Extra" Inc. dated July 5, 1997.
10.5 Letter of Understanding between the Company and BCD Mecanique Ltd. dated September 23, 1998.
10.6           License Agreement between the Company and Progressive Games Inc.
               dated September 23, 1998.
10.7           Stock Option Plan dated January 10, 2001.
10.8           Agreement between the Company and John P. Bonito dated November
               13, 2000.

11             Not Applicable
16             Not Applicable.
21             Not Applicable
24             Not Applicable

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SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.



                                           TEN STIX INC.,
                                           a Colorado corporation


                                           By:  /s/  Thomas E. Sawyer
                                           -------------------------------------
                                           Thomas E. Sawyer, President


DATE:  May 29,  2001